BlackRock Long-Term Municipal Advantage Trust

77D(g)
Policies with respect to security investments

Effective February 9, 2012, the Board of Directors of BlackRock Long-Term Municipal Advantage Trust (“BTA”) approved the following change in BTA’s non-fundamental investment policies:

The Board of Directors of BTA approved the removal of BTA's non-fundamental investment policies limiting BTA's investment in residual interest municipal tender option bonds to 25% of its net assets and requiring that swaps may only be entered into with counterparties that are rated either A or A-1 or better by S&P or Fitch, or A or P-1 or better by Moody's. As a result of these investment policy changes, BTA may invest more than 25% of its net assets in residual interest municipal tender option bonds, which are derivative municipal securities that have embedded in them the risk of economic leverage.

In addition, BTA may enter into swaps with any counterparties approved by the Manager. Such counterparties may entail a greater degree of credit risk or risk of nonperformance than counterparties rated either A or A-1 or better by S&P or Fitch, or A or P-1 or better by Moody's. The Manager will seek to minimize BTA’s exposure to counterparty risk by entering into swaps with counterparties the Manager believes to be creditworthy at the time they enter into such transactions. To the extent BTA engages in swaps, shareholders of BTA will be dependent on the analytical ability of the Manager to evaluate the credit quality of counterparties to such transactions. In the event of the insolvency of a counterparty, BTA may not be able to recover its assets, in full or at all, during the insolvency process. In addition, counterparties to investments may have no obligation to make markets in such investments and may have the ability to apply essentially discretionary margin and credit requirements. The foregoing investment policy amendments will not alter BTA’s investment objective.